UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Odyssey Pictures Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

676121106

(CUSIP Number)

Palmstierna Moberg Invest & Medicin AB

Wallingatan 12, 3 TR OG

Stockholm, Sweden 111 60

46 8 570 364 50

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

June 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS: Palmstierna Moberg Invest & Medicin AB

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: A ☐  B ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS: 2(d) ☐ OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER: 4,175,262

8. SHARED VOTING POWER -0-

9. SOLE DISPOSITIVE POWER: 4,175,262

10. SHARED DISPOSITIVE POWER -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,175,262

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED B AMOUNT IN ROW (11):5.06%

14. TYPE OF REPORTING PERSON:CO

ITEM 1. Security of the Issuer

Common Stock of Odyssey Pictures Corporation, 2321 Coit Rd. Suite E, Plano, TX 75075

ITEM 2. Identity and Background

This Statement is filed by:

(a)	Hinke Palmstierna

(b)	Wallingatan 12 ,3 TR OG Stockholm, Sweden 111 60

(c)	Mr. Palmstierna is an officer/director of the filer

(d)	He has not in the last five years been party to a civil proceeding the result of which is a judgment or decree enjoining future violations of or prohibiting or mandating activities subject to federal securities laws or finding a violation with respect to such laws.

ITEM 3. Source and Amount of Funds and Other Compensation

The Reporting Person acquired 4,175,262 common shares in a private sale from a private company in exchange for consideration paid from WC bringing the total number of shares owned in the issuing company to 4,175,262.

ITEM 4. Purpose of this transaction

The Purpose of this transaction was to acquire the additional shares listed in Item 3 for investment.

Except as may be set forth herein, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

The aggregate number of shares of the issuing Company owned by the Reporting Person is 4,175,262 common shares, being 5.06 % of the outstanding common shares of the issuer.

The Reporting person has not engaged in any transactions in the class of securities reported during the past sixty days or since the most recent filing on Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 4, 2012

Palmstierna Moberg Invest & Medicin AB